                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                            -------------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) or (G) of the
                         SECURITIES EXCHANGE ACT OF 1934

                          BROADBAND TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)

      Delaware                                      56-1615990
(State of Incorporation or                 (IRS Employer Identification No.)
      Organization)

4024 Stirrup Creek Drive, Durham, North Carolina                      27709
(Address of principal executive offices)                             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
                               None

      If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

      If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:
                        Preferred Stock Purchase Rights
                    ----------------------------------------
                                (Title of Class)

      The Exhibit Index appears on Page 7 of this Registration Statement.

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

      On November 19, 1996, the Board of Directors (the "Board") of BroadBand Technologies, Inc. (the "Company") declared a dividend distribution of one (1) preferred share purchase right (a "Right") for each share of Common Stock (as hereinafter defined) of the Company outstanding as of the Close of Business on December 23, 1996 (the "Record Date"), each Right initially representing the right to purchase for $250 (the "Purchase Price") one one-thousandth (1/1000th) of a share of Preferred Stock of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and First Union National Bank, as Rights Agent (the "Rights Agreement").

      Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificate will be distributed. The Rights will separate from the Common Stock and a distribution of Rights Certificates will occur (the "Distribution Date") upon the earlier of
(i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

      The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 19, 2006, unless earlier redeemed by the Company as described below. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

      As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors and except in connection with shares of Common Stock issued upon the exercise of employee stock options or the conversion of convertible securities, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

      In the event that, at any time following the Distribution Date, any Person (subject to certain exceptions) becomes an Acquiring Person except pursuant to an offer for all outstanding shares of Common Stock which a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, affiliates or associates of an Acquiring Person determines to be fair to, and otherwise in the best interests of, stockholders, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two (2) times the exercise price of the Right. Notwithstanding any of the foregoing, if any Person (subject to certain exceptions) becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock as described above), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

      For example, at an exercise price of Two Hundred Fifty ($250.00) Dollars per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase Five Hundred ($500.00) Dollars worth of Common Stock (or other consideration, as noted above) for Two Hundred Fifty ($250.00) Dollars. Assuming that the Common Stock had a per share value of Twenty-Five ($25.00) Dollars at such time, the holder of each valid Right would be entitled to purchase 20 shares of Common Stock for Two Hundred Fifty ($250.00) Dollars.

      At any time after a Person becomes an Acquiring Person, the Board of Directors may, at its option, issue shares of Common Stock in exchange for all or part of the then outstanding and exercisable Rights (other than Rights owned by such Acquiring Person, which would become null and void) at an exchange ratio of one (1) share of Common Stock for each Right, subject to adjustment. This exchange would allow holders of Rights to benefit from the Rights without paying cash to exercise the Rights.

      In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or its Common Stock is changed or exchanged (other than a merger which follows an offer for all outstanding shares of Common Stock which a majority of the members of the Board of Directors who are not officers of the Company and who are not representatives, nominees, affiliates or associates of an Acquiring Person determines to be fair to, and otherwise in the best interests of, stockholders), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two (2) times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

      The Purchase Price payable, and the number of units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock or equivalent preferred stock at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

      At any time prior to the twentieth (20th) day following a public announcement that a Person has become an Acquiring Person (or such later date as the Continuing Directors may determine in their discretion), the Company may redeem the Rights in whole, but not in part, at a price of One Cent ($.01) per Right (payable in cash, stock or other consideration deemed appropriate by the Board). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the One Cent ($.01) redemption price. "Continuing Director" shall mean (i) any member of the Board of Directors of the Company, while a member of the Board, who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person, or a representative of an Acquiring Person or of any such affiliate or associate, and who was a member of the Board prior to the date of this Agreement, or (ii) any Person who subsequently becomes a member of the Board, while a member of the Board, who is not an Acquiring Person, or an affiliate or associate of an Acquiring Person, or a representative of an Acquiring Person or of any such affiliate or associate, if such Person's nomination for election or election to the Board is recommended or approved by a majority of the Continuing Directors.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

      Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or length any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

      The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or business combination, the Board of Directors may, at its option, at any time prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the redemption price described above.

      Certain provisions of the Company's Restated Certificate of Incorporation of the Company (the "Certificate") and several statutory provisions also could have possible anti-takeover effects. These provisions could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company and may limit the price that certain investors may be willing to pay in the future for shares of the Common Stock. The Certificate, and the Amended and Restated Bylaws of the Company and applicable provisions of the Delaware General Corporation Law (the "DGCL"), contain several provisions that may make more difficult the acquisition of control of the Company without the approval of the Board of Directors of the Company, including provisions to, among other things (i) classify the Company's Board of Directors into three classes, each of which (after an initial transition period) serves for staggered three-year periods; (ii) provide that a director of the Company may be removed by the stockholders only for cause; (iii) provide that only the President, the Chairman of the Board, a majority of the Board of Directors or the holders of shares entitled to cast a majority of the votes entitled to be cast by all outstanding shares may call special meetings of the stockholders; and (iv) provide that the stockholders may take action only at a meeting of the stockholders. A supermajority vote of the holders of shares entitled to cast 75% of the votes entitled to be cast by all outstanding shares is required to change the provisions described in (i), (iii) and (iv) above. With certain exceptions,
Section 203 of the DGCL imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of the Common Stock.

      A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

ITEM 2.                    EXHIBITS.

      4 Rights Agreement, dated as of November 19, 1996, by and between BroadBand Technologies, Inc., and First Union National Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit A, the form of Rights Certificates as Exhibit B, and the Summary of Rights as Exhibit C. Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until after the Distribution Date (as such term is defined in the Rights Agreement).

                                    SIGNATURE


               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated:  November 21, 1996                BroadBand Technologies, Inc.



                                         By: /s/ Timothy K. Oakley
                                         Name:  Timothy K. Oakley
                                         Title: Vice President and Secretary

                                  EXHIBIT INDEX

Exhibit
  No.                            Description                                                           Page

4 Rights Agreement, dated as of November 19, 1996, by and between BroadBand Technologies, Inc., and First
                        Union National Bank, as Rights Agent, including the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock as Exhibit A, the form of Rights Certificates as Exhibit B, and the Summary of Rights as Exhibit C.